SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION
                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                                                File No. 69-291

                              TNP Enterprises, Inc.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

     1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:
                                      State of      Location and Nature
       Name                         Organization        of Business
      ------                        ------------    -------------------

TNP Enterprises, Inc.                   Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Holding Company

Texas-New Mexico Power Company          Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Electric Utility/
                                                    Holding Company

Facility Works, Inc.                    Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    General purpose corporation

TNP Operating Company                   Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    General purpose corporation
                                                    (presently inactive)

Texas Generating Company*               Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Special purpose corporation

Texas Generating Company II*            Texas       P.O. Box 2943
                                                    Fort Worth, TX  76113
                                                    Special purpose corporation

*   Wholly-owned subsidiary of Texas-New Mexico Power Company


                  2. The following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

                  The claimant owns all of the issued and outstanding common stock of its principal operating subsidiary, TNMP, an electric public utility corporation. Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP has three operating regions within Texas. The largest municipalities within Texas that TNMP serves are Texas City, Lewisville, and League City. The regions located in Texas are:

               - North Central Region. Electric transmission and distribution systems serving 56 communities in northeastern and central Texas. The region is based at Lewisville, Texas.

               -  Gulf Coast Region.  Electric  transmission  and  distribution
                  systems  serving 14 communities in southeastern Texas.    The
                  region is based at Texas City, Texas.

               - Mountain Region. Electric transmission and distribution system serves 6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

                  TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

                  As described above, a portion of TNMP's Mountain Region serves southern New Mexico. Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP owns transmission and distribution lines within New Mexico.

                   3. Certain information, for the calendar year 1998 with respect to claimant and its subsidiaries, is provided in the following chart:


(a)    MWH sold:
           Retail                               9,414,540
           Wholesale                              428,884
                                       ------------------
           Total                                9,843,424
                                       ===================

TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b) MWH sold at retail in (a) above include 1,677,877 MWH sold in New Mexico.

(c) MWH sold at wholesale in (a) above include 6,049 MWH sold in New Mexico.

(d)    MWH purchased:
           Texas                                6,459,989
           New Mexico                           1,796,868
                                       ------------------
           Total                                8,256,857
                                       ===================

                  4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

                  Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1998, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1998 calendar year, are presented.

                  Exhibit B. A Financial Data Schedule for the period ended December 31, 1998, including Item Nos. 1, 2, and 3.

         The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1999.

                                              Texas-New Mexico Power Company


                                           By     /s/ M. S. Cheema
                                              -------------------------------
Corporate Seal                                M. S. Cheema
Attest:                                       Sr. Vice President -
                                              Chief Financial Officer



      /s/ Paul W. Talbot
----------------------------------
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

                            Paul W. Talbot, Secretary
                              TNP Enterprises, Inc.
                                 P. O. Box 2943,
                             Fort Worth, Texas 76113


                                                                                                                         Exhibit A

                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                    CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                      For the Year Ended December 31, 1998
                             (Amounts in Thousands)



                                             Texas-New                                                                     TNP
                                           Mexico Power       TNP             TNP                                      Enterprises,
                                             Company       Operating      Enterprises    Facility Works, Consolidating     Inc.
                                           Consolidated     Company           Inc.             Inc.        Entries     Consolidated
                                           ---------------------------------------------------------------------------------------
OPERATING REVENUES                           $  586,445     $       48     $          -     $        -     $       -    $  586,493
                                           ------------   ------------   --------------   ------------   -----------  ------------

OPERATING EXPENSES:
    Purchased power and                         316,911                                                                    316,911
    Other operating and maintenance              91,171             19            3,977              -                      95,167
    Depreciation of utility plant                38,054              2                               -                      38,056
    Taxes other than income taxes                36,298             34             (318)             -                      36,014
    Income taxes                                 16,863              9           (1,391)             -                      15,481
                                           ------------   ------------   --------------   ------------   -----------  ------------
       Total  Operating  Expenses               499,297             64            2,268              -             -       501,629
                                           ------------   ------------   --------------   ------------   -----------  ------------

NET OPERATING INCOME                             87,148            (16)          (2,268)             -             -        84,864
                                           ------------   ------------   --------------   ------------   -----------  ------------

OTHER INCOME (LOSS):
    Other income and deductions, net                952             32           21,774              -       (21,477)        1,281
    Income  taxes                                   (52)             -              (73)             -                        (125)
                                           ------------   ------------   --------------   ------------   -----------  ------------
       Other income (loss), net of
       taxes                                        900             32           21,701              -       (21,477)        1,156
                                           ------------   ------------   --------------   ------------   -----------  ------------
INCOME (LOSS) BEFORE INTEREST
    CHARGES                                      88,048             16           19,433              -       (21,477)       86,020
Interest charges                                 53,727                             159              -                      53,886
                                           ------------   ------------   --------------   ------------   -----------  ------------
INCOME (LOSS) FROM CONTINUING OPERATIONS         34,321             16           19,274              -       (21,477)       32,134
    Loss from discontinued nonregulated
    operations, net of taxes                                                                    12,710                      12,710
                                           ------------   ------------   --------------   ------------   -----------  ------------
NET INCOME (LOSS)                                34,321             16           19,274        (12,710)      (21,477)       19,424
Dividends  on  preferred  stock                     150                                                                        150
                                           ------------   ------------   --------------   ------------   -----------  ------------
INCOME (LOSS) APPLICABLE TO
    COMMON STOCK                             $   34,171     $       16     $     19,274     $  (12,710)    $ (21,477)   $   19,274
                                           ============   ============   ==============   ============   ===========  ============



                                                                                                                         Exhibit A



                                                             TNP ENTERPRISES, INC. AND SUBSIDIARIES
                                                          CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                                                              For the Year Ended December 31, 1998
                                                                     (Amounts in Thousands)

                                    Texas-New                                                                             TNP
                                   Mexico Power         TNP            TNP                                            Enterprises,
                                    Company          Operating     Enterprises,    Facility Works,   Consolidating        Inc.
                                  Consolidated        Company          Inc.             Inc.            Entries       Consolidated
                                  -------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997        $    64,768      $       983    $    111,078     $   (15,979)    $    (49,772)    $     111,078
    Net income (loss)                    34,321               16          19,274         (12,710)         (21,477)           19,424
    Dividends on preferred stock           (150)                                                                               (150)
    Dividends on common stock           (19,099)                         (14,579)                          19,099           (14,579)
    Retirement of preferred stock                                              3                                                  3

BALANCE AT DECEMBER 31, 1998        $    79,840      $       999    $    115,776     $   (28,689)    $    (52,150)    $     115,776
                                  =============    =============  ==============   =============   ==============   ===============



                                                                                                                         Exhibit A
                     TNP ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1998
                             (Amounts in Thousands)


                                             Texas-New                                                                       TNP
                                            Mexico Power         TNP          TNP                                       Enterprises,
                                              Company          Operating   Enterprises,  Facility Works, Consolidating     Inc.
                                            Consolidated        Company        Inc.           Inc.          Entries     Consolidated
                                            ----------------------------------------------------------------------------------------

ASSETS
UTILITY PLANT                                 $  1,266,393     $       -     $        48     $       -    $          -   $ 1,266,441
Less: accumulated depreciation                     343,562                                                                   343,562
                                            --------------   -----------   -------------   -----------  --------------   -----------
    Net Utility Plant                              922,831             -              48             -               -       922,879
                                            --------------   -----------   -------------   -----------  --------------   -----------

INVESTMENT IN SUBSIDIARY COMPANIES                                     -         306,406                     (306,406)             -
OTHER PROPERTY AND INVESTMENTS,
at cost                                              2,116           962           6,602           704                        10,384
CURRENT ASSETS:
    Cash and cash equivalents                        7,977           487           2,706         1,047                        12,217
    Accounts receivable                                923             -            (528)        5,136             424         5,955
    Other current assets                             9,337             -                         3,194            (649)       11,882
    Deferred purchased power and fuel costs          1,676                                                                     1,676
                                            --------------   -----------   -------------   -----------  --------------   -----------
      Total current assets                          19,913           487           2,178         9,377            (225)       31,730
                                            --------------   -----------   -------------   -----------  --------------   -----------
DEFERRED CHARGES                                    28,706           115             (49)                            -        28,772
                                            --------------   -----------   -------------   -----------  --------------   -----------
                                              $    973,566     $   1,564     $   315,185     $  10,081    $   (306,631)    $ 993,765
                                            ==============   ===========   =============   ===========  ==============   ===========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common shareholder's equity:
      Common  stock                           $        107     $     100     $   192,518     $       1    $       (208)    $ 192,518
      Capital in excess of par value               222,149           400               -        31,499        (254,048)            -
      Retained  earnings                            79,840           999         115,776       (28,689)        (52,150)      115,776
                                            --------------   -----------   -------------   -----------  --------------   -----------
           Total common shareholder'               302,096         1,499         308,294         2,811        (306,406)      308,294
    Redeemable cumulative preferred stock            3,060                                                                     3,060
    Long-term debt, less current
    maturities                                     450,000                         9,000             -               -       459,000
                                            --------------   -----------   -------------   -----------  --------------   -----------
      Total capitalization                         755,156         1,499         317,294         2,811        (306,406)      770,354
                                            --------------   -----------   -------------   -----------  --------------   -----------
CURRENT LIABILITIES:
    Current maturities of long-term debt                 -                                           -                             -
    Accounts payable                                26,888            31             182         1,046            (135)       28,012
    Other current  liabilities                      57,758            34          (4,835)        6,224             (90)       59,091
                                            --------------   -----------   -------------   -----------  --------------   -----------
      Total current liabilities                     84,646            65          (4,653)        7,270            (225)       87,103
                                            --------------   -----------   -------------   -----------  --------------   -----------
REGULATORY TAX LIABILITIES                             957                                                                       957
ACCUMULATED DEFERRED INCOME TAXES                   93,378                         3,968                                      97,346
ACCUMULATED DEFERRED ITC                            22,729                        (1,813)                                     20,916
DEFERRED CREDITS                                    16,700                           389                                      17,089
                                            --------------   -----------   -------------   -----------  --------------   -----------
                                              $    973,566     $   1,564     $   315,185     $  10,081    $   (306,631)    $ 993,765
                                            ==============   ===========   =============   ===========  ==============   ===========